MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ending

December 31, 2005

(This document has been prepared in conjunction with the filing of a
Form 40F Registration Statement.)

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying audited consolidated financial statements and notes for the year ended December 31, 2005 and with the audited consolidated financial statements for the year ended December 31, 2004, all of which are available at the SEDAR website at www.sedar.com. This MD&A does not reflect events subsequent to June 26, 2006.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in Canadian dollars unless otherwise indicated. Differences between Canadian and United States GAAP that would affect the Company’s reported financial results are disclosed in Note 17 of the audited consolidated financial statements.

Forward-Looking Statements

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

We are engaged in the exploration and development of mineral properties located in Pima County, Arizona; White Pine County, Nevada; and in the Grant County, New Mexico. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends on equity and debt capital to finance its activities.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, we announced our Option Agreement, to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona. The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

We have the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares)) for cash payment of US $20,800,000 payable over a three year period. The Company made the first payment of US $6,666,666 in July 2005 and, following favorable outcomes from our work program on the property paid the remainder of the obligation in March 2006. Augusta now owns a 100% interest in the Rosemont property subject to a 3% net sales royalty.

The property contains three known potentially open-pit mineable copper/molybdenum skarn deposits on patented mining claims. On January 24, 2006 the Company announced the recently completed 15-hole, 27,402 feet (8,352 meters) diamond drilling program on the Rosemont Cu-Mo-Ag Deposit. The results of this drilling have been integrated with approximately 184,000 feet (56,100 m) of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources. The report was filed on February 16, 2006.

The Rosemont Deposit is a typical representative of the porphyry copper class of deposits. Similar to many other southwestern USA deposits in this class, Rosemont consists of large scale skarn mineralization developed in Palaeozoic-aged carbonate sedimentary rocks around their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using predominantly diamond core holes.

Block grade estimations were also classified into measured, indicated and inferred resources in a manner that conforms to Canadian National Instrument 43-101 standards. The modeling and mineral resource estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian NI 43-101.

Augusta’s recent drilling campaign at the Rosemont deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 442 million tons of measured and indicated material grading 0.51% Cu and 0.015% Mo at a 0.20% Cu cutoff. An additional 145 million tons of inferred mineral resources are estimated at a grade of 0.45% Cu and 0.015% Mo using the same cutoff. Augusta’s drilling program was successful in converting significant tonnages of inferred material into measured and indicated classifications. Additional potential for such conversion still exists as evidenced by the 145 million tons of estimated inferred resources.

The Company commenced drilling on the Rosemont deposit in August 2005, to carry out a program of confirmation and in-fill drilling designed to verify the historic resources and to develop an updated modern resource estimate. During September 2005 we extended the drilling program to approximately 9,000 metres in order to test down dip extensions to the main Rosemont open pit copper/molybdenum/silver deposit and add new measured and indicated resources. All drilling and assaying was done under a strict quality assessment/quality control (“QA/QC”) protocol that includes independent lab analysis on sawn diamond drill core.

The Company has reported its assay results from this diamond drill program that was designed to test the eastern down-dip extension of the Rosemont deposit and to infill existing drill holes and expand the resource. The individual results were reported on October 13, 2005, November 10, 2005, December 7, 2005, January 16, 2006 and on January 24, 2006 we announced our 2006 Rosemont Deposit Mineral Resource Statement.

Significant improvements are reflected in the Statement (excluding satellite deposits) when compared with the historic resource reported by Anamax (Pincock, Allen and Holt – 1977). The completion of the 2005 exploration program enabled the remodelling of the deposit and a new estimation of mineral resources. The following results reflect a potential single open pit, exclusive of the other satellite deposits on the property:

- A 23% increase in copper pounds in the measured and indicated category (>=0.2% Cu) to bring the total copper in the measured and indicated category to 4.54 billion pounds;

- An additional 1.3 billion pounds of copper in the inferred resources category (>=0.2% Cu);

- A 16% increase in molybdenum (“moly”) pounds in measured and indicated, bringing the total to132 million pounds;

- An additional 43 million pounds of moly in the inferred resources category;

- Tonnage increased by 125 million tons in the measured and indicated category to a total of 442 million tons. Approximately 145 million tons were added in the inferred category;

- The copper equivalent grade (based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo) in measured and indicated now stands at 0.73%CuEq (>= 0.2% total Cu) and 0.81% CuEq (>= 0.3% total Cu).

Table 1: Measured Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	94,000 87,000 80,000	0.55 0.58 0.60	0.015 0.015 0.015	0.77 0.79 0.82	1,040 1,000 970	28 26 24	1,440 1,380 1,310

Table 2: Indicated Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	348,000 311,000 277,000	0.50 0.54 0.57	0.015 0.016 0.016	0.72 0.77 0.80	3,500 3,350 3,160	104 100 90	5,010 4,800 4,450

Table 3: Total Combined Measured and Indicated Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	442,000 398,000 357,000	0.51 0.55 0.58	0.015 0.016 0.016	0.73 0.78 0.81	4,540 4,350 4,130	132 126 114	6,450 6,180 5,760

Table 4: Inferred Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	145,000 116,000 96,000	0.45 0.51 0.56	0.015 0.016 0.017	0.67 0.74 0.80	1,300 1,170 1,070	43 37 33	1,930 1,710 1,540

* Copper equivalent based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo.

** Tons refer to short tons (2000 lbs).

Gil Clausen, President of Augusta commented, “It is very gratifying to see results from our drilling program confirming Rosemont as one of the best undeveloped open pit copper projects in the world and the only significant undeveloped one in the U.S.”

Mike Clarke, VP Exploration for Augusta, added, “The drilling we carried out in building this resource has added greatly to our understanding of the geology of the deposit. This experience will be applied to the exploration for extensions of the Rosemont deposit and satellite deposits. Our attention will focus first on an area of prime exploration potential that extends 1.4 km north of the Rosemont deposit to the Broadtop Butte prospect, where old Anamax drilling defined another significant historical copper/molybdenum resource on our property.”

A reported average silver grade of 7.2 g/ton was reported in the 2005 drill hole program. However, silver was assayed only sporadically in the historic work; therefore, there is insufficient data to categorize a silver resource at this time. We are excited about the silver potential of the deposit and further assay work is planned to establish a resource.

On March 27, 2006 the Company commenced a 20,000 meter diamond drill program on the Rosemont, Arizona copper/molybdenum project. The program objectives include increasing the current, measured and inferred resource, better definition of near surface oxide-copper, silver and gold mineralization, acquire geotechnical data to support slope design and initiate exploration in the Broadtop Butte area. Total program budget is estimated at $2,800,000 and is planned for completion in 2006.

On June 14, 2006 the Company released the results of a preliminary economic assessment that, based on the assumptions made, indicated that the project would potentially be economically viable. Based on this positive preliminary assessment the Company is proceeding with the completion of a final feasibility study for the development of the Rosemont project that is expected to be complete in early 2007.

As of the end of the 2005-year, project expenditures totaled $2,831,281, with $1,710,050 expended during the fourth quarter.

Properties in White Pine County, Nevada

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The

Company purchased the Mount Hamilton Gold Project by purchasing 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., holder of the property. The terms of the acquisition include the payment of $3,000,000 USD payable in cash over two years (Net present value of $3,103,438, based on an annual discount rate of 15%), 3,750,000 common shares at $0.16 USD ($0.19 CDN) per share, fair market value at the date of the transaction of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of $0.16 USD per share for a period of two years, fair market value at the date of the transaction of $465,163. The share price used to determine the purchase price for accounting purposes was based on the average closing market prices of the Company’s common stock for the 5 trading days before the acquisition was announced on December 2, 2004. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 122% on the underlying shares, a risk free interest rate of 3.83%, a four year term to expiry and no annual dividends. Under the terms of the acquisition the Company assumed the underlying Net Smelter Royalty (“NSR”) and minimum advance royalty payments to Centennial Minerals Company, LLC, payable prior to commercial production of $100,000 USD per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to $300,000 USD per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than $400 USD per ounce. The NSR shall increase by one half of one percent for each $50 USD increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for $2,000,000 USD.

Effective May 6, 2005, the Company acquired 100% of the outstanding common shares of DHI Minerals Ltd. The entire purchase consideration of $6,574,757, including, professional fees paid related to the purchase ($37,156) and future income tax liability of $2,200,000 was allocated to the mining property acquired. The future income tax liability relates to the tax effected difference between the tax bases of the assets acquired and accounting allocation value.

The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition.

On May 15, 2006 the Company announced that it has retained Pincock, Allen & Holt to conduct a pre-feasibility study on the development of the Mount Hamilton gold project.

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. Formal agreements were entered into effective March 20, 2006. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

In June 2006 the Company commenced a 3,000 meters drill program on the White Pine County properties to verify previously discovered mineralized bodies and explore their extensions. Data acquisition and compilation from earlier exploration programs is underway. Total Phase I program budget is estimated at $450,000 and is planned for completion later in 2006.

As of the end of the 2005-year, project expenditures on the Mount Hamilton property was $142,543, with $3,046 incurred during the three month period ended December 31, 2005. Total project expenditures on the Shell property were $12,789 to date with no work completed in the fourth quarter.

Property in Grant County, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico. As of the end of the 2005-year, project expenditures totaled $48,947, with $10,317 expended during the fourth quarter.

On May 15, 2006 the Company announced that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project. The amounts capitalized in mining assets totaling $328,039 will be written off in the second quarter of 2006.

Properties in the Coronation Diamond District, Nunavut, Canada

As at December 31, 2005, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval. In 2004 the company had written off $296,799 in Mining Properties and $212,355 in Deferred Exploration Expenses as the relative agreements were terminated. As the Company is no longer actively developing these properties, effective December 31, 2005, it has written off the remaining costs, $247,907 in Mining Properties and $3,594 in Deferred Exploration Expenses.

As at December 31, 2005, the Company’s capitalized costs on its mining assets were as follows:

	Mining Properties Cost		Deferred Exploration Expenses
Mining assets:	2005	2004	2005	2004
Rosemont property	$8,315,611	$-	$2,831,281	$-
Mt. Hamilton property	6,574,757	37,157	142,543	16,191
Lone Mountain property	271,236	-	48,947	-
Shell property	-	-	12,789	-
Coronation Diamond District properties	-	247,907	-	3,594
	$15,161,604	$285,064	$3,035,560	$19,785

Mining properties:	2005	2004
Balance, beginning of year	$285,064	$544,706
Acquisition costs	12,924,447	37,157
Acquisition tax gross-up	2,200,000	-
Write-offs	(247,907)	(296,799)
Balance, end of year	$15,161,604	$285,064

Deferred exploration expenses:
Balance, beginning of year	$19,785	$174,549
Geologists, consultants and professional services	3,019,369	57,591
Write-offs	(3,594)	(212,355)
Balance, end of year	$3,035,560	$19,785

Results of Operations

Comparison of the year ending December 31, 2005 and 2004

	Year Ended December 31
			(INCREASE)/
	2005	2004	DECREASE

EXPENSES
Accounting and audit	$20,000	$7,000	$(13,000)
Amortization	1,594	-	(1,594)
Administration	30,000	30,000	-
Consulting and communication	53,379	-	(53,379)
Debt issuance costs	325,628	-	(325,628)
Filing and regulatory	109,800	23,184	(86,616)
Fiscal and advisory services	33,497	-	(33,497)
Foreign exchange (gain)	(180,699)	(4,816)	175,883
Investor relations	69,308	-	(69,308)
Legal fees	16,921	48,243	31,322
Office and sundry	255,049	2,562	(252,487)
Recruitment fees	45,174	-	(45,174)
Salaries and benefits	599,374	180,981	(418,393)
Stock based compensation	1,039,794	41,250	(998,544)
Travel	75,245	-	(75,245)
Write-off of mining assets	251,501	509,154	257,653

Loss from operations	(2,745,565)	(837,558)	(1,908,007)
Interest and other income	57,433	-	57,433
Interest and finance charges	(2,268,552)	(28,499)	(2,240,053)
Loss on repayment of debenture	(390,000)	-	(390,000)
Gain from settlement of debt	8,847	-	8,847

LOSS FOR THE YEAR	(5,337,837)	(866,057)	(4,471,780)

Loss from operations for the year ending December 31, 2005 was $2,745,565. This was $1,908,007 higher than the loss of $837,558 for the year ending December 31, 2004, as the company was relatively inactive for the period 2004. In the previous year, management were working and continually searching and negotiating prospective property acquisitions. These efforts began to show results in final quarter of 2004 and during the year ended December 31, 2005. In addition to expanded operations through property acquisitions, two of the largest increases were $998,544 in stock based compensation and $325,628 in debt issuance costs. The share based compensation expense is the result of 2,910,000 stock options being issued to corporate directors, officers and employees during the year. The large non-cash expense is the result of the number of options granted and the rise in the company’s stock price during the period. The debt issuance costs arose on the issuance of the $6,000,000 convertible debenture. The Company amortized $325,628 of debt issue costs during 2005. These two increases account for 69% of the increase in the loss from operations.

Accounting and audit increased from $7,000 at the year ended December 31, 2004 to $20,000 at the year ended December 31, 2005. This increase of $13,000 is the result of additional work regarding the financing announced in February 2006, increased audit work required at year-end due to the four property acquisitions, increased operations, increased regulatory requirements and substantial increase in audit work due to US requirements based upon the Company planning to seek a US listing.

Amortization of $1,594 was recorded during the year due to the establishment of an office in Glendale, Colorado and the purchase of computer hardware.

As a result of increased operational activity and more complex reporting during the period, consulting and communication fees have increased to $53,379 from $nil the previous period. Consultants were used for various operational, administrative and accounting requirements during the year.

Filing and regulatory expenses during the year ended December 31, 2005 were $109,800, which is an increase of $86,616 over $23,184 incurred to December 31, 2004. This increase is the result of the acquisitions of the four properties located in the U.S. and the completion of four private placements and a convertible debenture generating $18,269,916 in funds for the Company.

Fiscal and advisory services during the year ended December 31, 2005 were $33,497 over $nil during the year ending December 31, 2004. This increase is the result of share issuances during the period for the various private placements and options and warrants exercised.

The foreign exchange gain of $180,699 during the year ended December 31, 2005 is an increase of $175,883 over the foreign exchange gain during the year ended December 31, 2004. This recovery resulted from a $165,960 unrealized foreign exchange gain on the $2,500,000 USD notes payable, and the significant drop in the USD exchange rate during the year.

Legal fees for the year ended December 31, 2005 are $16,921 compared to $48,243 for the year ended December 31, 2004 a decrease of $31,322. The 2004 expense was due to work primarily associated with properties in Nunavut, Canada during the period December 1, 2000 to April 29, 2003 and while supposedly invoiced in September 2003 the Company had no record of receiving same. This matter was brought to the Company’s attention in July 2004.

Investor relations increased to $69,308 during the year ended December 31, 2005 from $nil in the prior period. These expenditures were incurred to provide investors with information on the Company’s increased operations and activities. On September 27, 2005 the Company announced the appointment of Roth Investor Relations to conduct investor relations activities in North America.

Office and sundry expenses for the year ended December 31, 2005 are $255,049 compared to $2,562 for the year ended December 31, 2004, an increase of $252,487. The costs are higher as a result of the opening of the office in Glendale, Colorado, as well as the absorption of 50% of common facility expenses for the Vancouver office such as rent, communication, and miscellaneous office expenses that was wholly absorbed in 2004 by Sargold Resource Corporation a related company with common directors and officers.

Recruitment fees for the year ended December 31, 2005 were incurred for the search for a candidate for the President and CEO’s position. Gil Clausen was approved and appointed by the Board of Directors.

Salaries and benefits have increased by $418,393, which is primarily due to the addition of the new President & CEO, VP Exploration and VP Projects and Environment. These positions are all based in Colorado. The President & CEO and Mike Clarke, VP Exploration commenced their engagement in April 2005. In September 2005 James Sturgess, VP Projects and Environment was hired. An administrative/secretarial person has also been engaged for this office.

Travel has increased to $75,245 for the year ended December 31, 2005 from $Nil for the period ended December 31, 2004. This increase is the result of additional personnel, investor marketing presentation travel and new travel requirements for development of properties.

The write-off of the Coronation Diamond District properties in Nunavut, Canada resulted in $251,501 being charged to the statement of operations during the year.

The increase in interest income to $57,433 during the period resulted from substantial increased bank balances from equity funds raised during the period and the investment of these funds in guaranteed investment certificates.

Interest and finance charges to December 31, 2005 are $2,268,552 an increase of $2,240,053 over $28,499 during the year ended December 31, 2004. This increase is the result of the accretion of $1,701,348 of interest expense as well as the accrual of $292,500 at 9% interest ($270,000 paid on December 1, 2005) due on the $6,000,000 convertible debenture ($3,000,000 repaid on December 1, 2005) issued by the Company. In addition the Company accrued $271,315 in discount interest based upon a borrowing rate of 15% on the $2,500,000 USD notes payable.

The loss of $390,000 on the repayment of the debenture resulted from the debenture being partially repaid with common shares with a fair market value 15% above the share conversion rate agreed with the Company. This 15% discount received on repayment was consistent with the original agreement terms.

Comparison of the year ending December 31, 2004 and 2003

			(Increase) /
	2004	2003	Decrease

EXPENSES
Accounting and audit	$7,000	$3,000	$(4,000)
Administration	30,000	30,000	0
Consulting	-	2,631	2,631
Filing and regulatory	23,184	25,551	2,367
Fiscal and advisory services	-	20,000	20,000
Foreign exchange (gain)	(4,816)	(10,764)	(5,948)
Legal fees	48,243	1,202	(47,041)
Office and sundry	2,562	1,487	(1,075)
Promotion	-	617	617
Salaries and benefits	180,982	178,912	(2,070)
Stock based compensation	41,250	-	(41,250)
Travel	-	8,651	8,651
Write-off of mining assets	509,154	-	(509,154)

Loss from operations	(837,558)	(261,287)	(576,271)
Interest and finance charges	(28,499)	(37,646)	9,147

LOSS FOR THE YEAR	$(866,057)	$(298,933)	$(567,124)

For the twelve months ended December 31, 2004, the Company incurred a loss from operations of $837,558, $576,271 higher than the loss of $261,287 for the same period in 2003. The three largest differences were an increase to $48,243 in legal fees due to cumulative prior year billing of legal work, $41,250 in stock based compensation incurred during the year as the result of a change in accounting policy (see Note 2 in the financial statements) and the $509,154 write-off for the AW and BH properties located in the Coronation Diamond District in Nunavut, Canada.

Accounting and audit fees increased by $4,000 to $7,000 for the year ended December 31, 2004. This rise in fees was the result of additional work required due to the Company’s increased activity.

Filing and regulatory expenses during the year ended December 31, 2004 were $23,184, which is a decrease of $2.367 over $25,551 incurred to December 31, 2003. This decrease is the result of limited additional regulatory requirements during the 2004 fiscal year.

Fiscal and advisory services during the year ended December 31, 2004 were $nil over $20,000 during the year ended December 31, 2003. During the 2003 fiscal year certain advisors were retained for administrative assistance that were not used during the 2004 fiscal year.

The foreign exchange gain of $4,816 during the year ended December 301 2004 is decrease of $5,948 over the foreign exchange gain of $10,764 during the year ended December 31, 2003. This decrease in exchange is the result of the falling exchange rates during the 2004 fiscal year.

Legal fees for the year ended December 31, 2004 are $48,243 compared to $1,202 for the year ended December 31, 2003 a decrease of $47,041. The 2004 expense was due to work primarily associated with properties in Nunavut, Canada during the period December 1, 2000 to April 29, 2003 and while supposedly invoiced in September 2003 the Company had no record of receiving same. This matter was brought to the Company’s attention in July 2004.

Travel had decreased to $nil for the year ended December 31, 2004 from $8,651 for the year ended December 31, 2003. The Company authorized several trips for property assessments in 2003 but did not require any travel during fiscal 2004.

Interest and finance charges at December 31, 2004 are $28,499 a decrease of $9,147 over $37,646 during the year ended December 31, 2003. This decrease is the result of repayment of outstanding advances and amounts in fiscal 2004.

Select Annual Information

	2005	2004	2003
Total Revenue	nil	nil	nil
Total net loss	(5,337,837)	(866,057)	(298,933)
Total net loss and diluted net loss per share	(0.17)	(0.06)	(0.04)
Total assets	20,807,850	1,365,194	722,175
Total long-term financial liabilities	3,692,267	32,997	32,353
Cash dividends declared per share	nil	nil	nil

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2005 and 2004 are as follows:

			Net income (loss)
		Net income	per share basic &
	Revenue	(loss)	diluted
Dec 2005	Nil	(2,527,247)	$(0.07)
Sep 2005	Nil	(1,458,494)	$(0.04)
Jun 2005	Nil	(861,062)	$(0.03)
Mar 2005	Nil	(491,034)	$(0.02)
Dec 2004	Nil	(97,916)	$(0.01)
Sep 2004	Nil	(130,313)	$(0.01)
Jun 2004	Nil	(577,324)	$(0.07)
Mar 2004	Nil	(60,504)	$(0.01)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s performance and valuation.

The Company’s working capital deficiency as at December 31, 2005 was $1,553,214 compared with a working capital of $502,874 as at December 31, 2004, a decrease of $2,056,088. Although we raised over $18,000,000 in equity and convertible debenture issuance during the year this decrease in working capital has occurred after the Company has used its cash resources to invest in four mineral properties in the US costing $13,351,447, spent $3,019,369 on property exploration during the year and increased its current liabilities by over $4,393,355 for acquisitions liabilities and property expenditures.

The Company’s cash position as at December 31, 2005 was $2,252,044 in comparison to $989,799 as of December 31, 2004, an increase of $1,262,245.

The Company has $4,154,858 of current liabilities, an increase of $3,597,387 from the prior year. The increase relates primarily to the current portion of the convertible debenture to be repaid June 1, 2006 as well as the repayment of the second installment of the Mount Hamilton note, due April 20, 2006.

The Company has $3,692,267 due in long-term liabilities as of December 31, 2005 compared to $32,997 due on December 31, 2004, an increase of $3,659,270. These liabilities have been incurred to purchase the Mount Hamilton property. A note payable for US$1,500,000 due in April 2007, fair value of $1,492,267 at December 31, 2005 and $2,200,000 in a future tax liability based upon production of Mt. Hamilton.

The current obligations of the Company are expected to be funded through existing cash and additional equity financing.

The following table lists as of December 31, 2005 information with respect to the company’s known contractual obligations.

	Payments due by period
		Less than	1- 3	3 – 5	More
Contractual Obligations	Total	1 year	years	years	than 5
					years
Long-Term Debt Obligations (1)	$5,629,162	$4,136,895	$1,492,267	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (2)	145,526	62,041	83,485	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	2,200,000	-	-	2,200,000	-
Reflected on the Company's Balance
Sheet under Canadian GAAP
Total	$7,974,688	$4,198,936	$1,575,752	$2,200,000-	$-

(1)

Represents amounts owed to various unrelated parties totaling $32,488. These amounts do not bear interest. Represents $2,596,674 in notes payable to Diamond Hill Investments Ltd. for the purchase of DHI Minerals Ltd. and the Mt. Hamilton property.

Represents $3,000,000 of a convertible debenture issued to fund the first option payment towards the purchase of the Rosemont property in Arizona. The debenture accrues interest at 9% per annum.
(2)	Represents Vancouver office rent of $2,500 per month, under a verbal agreement. The lease agreement this verbal agreement is based upon expires in February 2006.
Represents Glendale office rent of $4,683 per month, under a 36 month lease agreement expiring on May 31, 2008.
(3)	$2,200,000 in deferred tax liability on the acquisition of the Mt. Hamilton property through DHI Minerals Ltd.

Capital Resources

The Company’s primary capital assets are mineral properties, which are discussed in detail in the section, Overall Performance. The Company has entered into several option agreements, which provide for further acquisitions and exploration expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

We will require additional capital to fund our business plans. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future.

As at December 31, 2005 we anticipate that we will require capital for the following:

  we retained Washington Group International Inc., as independent consultant, to prepare a prefeasibility study related to our Rosemont Property at an estimated cost of $310,000 (US $270,000);
  option payments to maintain our Rosemont Property option in good standing of approximately $8,400,000 (US$7.2 million) on July 29, 2006;
  exploration, development and feasibility expenditures to further our Rosemont Property of approximately $2,800,000 during 2006;
  payments to maintain our Mt. Hamilton Property in good standing of approximately $1,200,000 (US$1 million) on April 30, 2006 and approximately $200,000 exploration and development expenditures during 2006;

  payments and exploration expenditures to maintain our Lone Mountain Property in good standing of approximately $1,500,000 during 2006;
  payments and exploration and development expenditures to maintain our Shell Deposit in good standing of approximately $250,000 during 2006;
  repayment of our convertible debenture which can be repaid with cash or stock of $3,000,000 during 2006; and
  general and administrative expenses of approximately $1,800,000 during the fiscal year ending December 31, 2006.

On February 10, 2006 the Company announced that it has entered into a letter agreement pursuant to which a syndicate co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. will act as agents for a private placement.

On March 6, 2006 the Company announced that it had increased the size of the brokered private placement to $40,090,000. The offering will consist of 21,100,000 Special Warrants at a price of $1.90 per Special Warrant. The Agents have the option to increase the size of the offering by 10%, or 2,110,000 Special Warrants, to cover oversubscriptions (the “Oversubscription Option”).

The offering closed on March 17, 2006, and the deadline to obtain receipts for a prospectus qualifying the distribution of the shares and warrants underlying the Special Warrants has been extended to April 30, 2006. Proceeds from the private placement will be used to complete the 2006 budgeted activities, buy out the Rosemont option agreement entirely and provide for certain expenditures to be incurred during 2007.

As the Oversubscription Option was exercised, the Company issued a total of 23,210,000 Special Warrants on March 17, 2006 for gross proceeds of approximately $44,099,000 less cash share issuance costs paid of $2,682,180.

Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share and one-half transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire, at any time within two years from the closing of the offering, one common share of the Company at a price of $3.10 during the first year from closing of the offering and $4.10 during the second year from closing of the offering. In late April 2006 the Company filed and received receipt for a short-form prospectus. The conversion of the special warrants to common shares was effective April 28, 2006.

In consideration for their services, the agents will receive a cash commission equal to 6% of the gross proceeds from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 during the first year from closing of the offering and $4.10 during the second year from closing of the offering, subject to regulatory approval.

On June 2, 2006 the Company announced that it had repaid the balance of the convertible debenture with a final payment of $3,000,000 plus interest.

During 2005 we raised the following equity funding:

On February 11, 2005, the Company announced a private placement of up to 2,000,000 units at $1.00 for total proceeds of $2,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. The private placement closed in April 2005 for a total of 1,954,250 units for proceeds of $1,954,250 with 977,125 warrants issued, expiring April 15, 2006. Finder’s fees of $118,948 cash and 30,015 broker’s warrants, fair value of the brokers warrants is $38,117, on the same terms as those issued under the private placement, were paid. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 181% on the underlying shares, a risk free interest rate of 3.78%, a one year term to expiry and no annual dividends.

On February 17, 2005, the Company announced a private placement of up to 2,000,000 units at $2.00 for total proceeds of $4,000,000. Each unit is comprised of one common share and one half-share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. The private placement closed in April 2005 for a total of 1,544,250 units for proceeds of $3,088,500 with 772,125 warrants issued, expiring April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants, fair value of the brokers warrants is $65,780, on the same terms as those issued under the private placement, were paid. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 176% on the underlying shares, a risk free interest rate of 3.78%, a one year term to expiry and no annual dividends.

On March 3, 2005, the Company closed a private placement for 3,500,000 units at $0.30 per unit for proceeds of $1,050,000. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A finder’s fee of $73,500 was paid for this placement.

On June 30, 2005, the Company announced the closing of its brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $3.00 for a period of two years expiring on June 29, 2007. Finder’s fees of $350,000 cash and 200,000 broker’s warrants, fair value of the brokers warrants is $109,734, on the same terms as those issued under the private placement, were paid. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 72% on the underlying shares, a risk free interest rate of 3.78%, a two year term to expiry and no annual dividends.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

During the year ending December 31, 2005, the Company incurred expenses of $30,000 (2004 -$30,000) administrative services provided by a company in which Richard W. Warke, Chairman and a Director of the Company has a 25% interest. Administration services include services related to the general operations of the Company, day-to-day administrative office services (eg. facsimile capabilities and internet services), other administrative services which the Company may reasonably require from time to time, and rental of office equipment and furnishings.

During the year ended December 31, 2005, the Company incurred salaries of $150,000 (2004 -$100,000) to Richard W. Warke, Chairman of the Company, $188,813 (2004 - $Nil) to Gil Clausen, President and CEO of the Company, $113,818 (2004 - $Nil) to Mike Clarke, Vice President Exploration and $75,000 (2004 – $75,000) to Donald B. Clark, the CFO.

At December 31, 2005, included in accounts payable and accrued liabilities is an amount of $17,675 (2004 – $11,635 accounts receivable) due to Sargold Resource Corporation, a related company with common directors as a result of a cost sharing arrangement for office rent and operating expenses.

At December 31, 2005, $1,369 of accounts payable and accrued liabilities (2004 - $20,698 of accounts receivable and $37,567 of prepaid expenses) is due to related companies, in which Richard Warke is an officer and Director.

At December 31, 2005, $75,000 (2004 - $Nil) is due to Donald B. Clark, the CFO of the Company for salaries accrued in the current year.

On May 6, 2004, the Company closed the first tranche, (4,700,000 shares at $0.05 and 200,000 units at $0.05 for proceeds of $245,000) of a non-brokered placement of 7,660,000 units at $0.05 per unit for total proceeds of $383,000. The second tranche (2,760,000 units at $0.05 and 4,700,000 warrants for proceeds of $138,000) closed August 31, 2004. Each unit is comprised of one common share and one non-transferable share purchase warrant, with each warrant entitling the subscriber to purchase an additional common share for $0.10 with an expiry date of May 6, 2006. 4,660,000 units were sold to a company 100% owned by the Richard Warke, Chairman of the Company, and 2,800,000 units were sold to a Donald B. Clark, the CFO of the Company.

Change of Auditors

On December 31, 2005, Deloitte & Touche, LLP of Vancouver, British Columbia, the former auditor (the “Former Auditor”) of Augusta Resource Corporation (the “Corporation”) resigned as auditor and on January 5, 2006, Ernst & Young, LLP of Vancouver, British Columbia were appointed as the successor Auditors (the “Successor Auditors”) of the Corporation.

As the Corporation has the majority of its mineral properties in the United States, the Corporations Board of Directors decided to pursue seeking an additional listing in the United States. The Former Auditors informed the Corporation that they did not wish to continue as the Corporations Auditors as the Corporation was seeking a listing in the United States.

The Audit Committee considered the issues and recommended to the Board of Directors acceptance of the resignation of the Former Auditor and the appointment of the Successor Auditor, and the Board of Directors of the Corporation considered and approved the acceptance of the resignation of the Former Auditor and the appointment of the Successor Auditor.

None of the Former Auditor’s reports on any of the Corporation’s financial statements relating to the Corporation’s financial periods commencing January 1, 2003 contained any reservation.

There have been no “reportable events” (as defined in Section 4.11 of National Instrument 51-102 of the Canadian securities regulatory authorities) in respect of the Corporation for the period since January 1, 2003.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. On January 1, 2004, the company increased the deficit by $32,500 and increased contributed surplus by $32,500.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 64,798,400 issued and outstanding. The Company had 4,691,833 outstanding stock options with 1,086,833 vested and available for exercise. The Company also had 26,707,600 in outstanding warrants available to be exercised. From December 31, 2005 to the date of this report 5,000 options were exercised for total proceeds of $500 and 2,068,807 warrants were exercised for total proceeds of $2,409,759.

The Company has agreed to issue an additional 750,000 warrants with an exercise price of $1.44 expiring in one year, as consideration for the debenture holder amending the terms of the debenture. The issuance of the warrants is subject to regulatory approval which was received on March 15, 2006 but these have not issued and have not been included in total warrants outstanding as of the report date.

On February 10, 2006 the Company announced that it has entered into a letter agreement pursuant to which a syndicate co-led by Salman Partners Inc. and BMO Nesbitt Burns Inc., and including TD Securities Inc. and Wellington West Capital Markets Inc. will act as agents for a private placement.

On March 6, 2006 the Company announced that it had increased the size of the brokered private placement to $40,090,000. The offering will consist of 21,100,000 Special Warrants at a price of $1.90 per Special Warrant. The Agents have the option to increase the size of the offering by 10%, or 2,110,000 Special Warrants, to cover oversubscriptions (the “Oversubscription Option”). On March 17, 2006 the Company closed the brokered private placement, including the Oversubscription Option. The Company issued a total of 23,210,000 Special Warrants for gross proceeds of approximately $44 million.

On April 27, 2006 the Company received receipt from applicable Canadian Securities Commissions for its Final Short Form Prospectus dated April 25, 2006 qualifying the distribution of 23,210,000 common shares, 11,605,000 share purchase warrants and 1,392,600 nontransferable agents’ share purchase warrants in connection with the offering of 23,210,000 Special Warrants of the Company announced on March 17, 2006.

On April 11, 2006 the Company granted 816,000 stock options to directors, officers and employees of the Company at an exercise price of $2.07 per share for a period of five years expiring on April 11, 2011.

On May 15, 2006 the Company granted 654,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of Cdn$2.20 per common share for a period of five years expiring on May 15, 2011.

Additional details are included under Capital Resources.

Risks and uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believe are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

          We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. We incurred losses of $5,337,837 and $866,057 for the years ended December 31, 2005 and 2004, respectively.

Our efforts to date are focused on acquiring and exploring mineral properties. All of our properties are in the exploration stage and none have any known mineral reserves. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years, if at all.

          We have historically depended on distributions of our securities to fund our working capital and funding requirements

Historically, the principal source of funds available has been through the sale of common shares. During the years ended December 31, 2005 and 2004, we raised approximately $12,300,000 and $500,000, respectively, by issuing equity securities. On March 17, 2006 we raised an additional $44,000,000 which we anticipate will fund our working capital and funding requirements during the year ending December 31, 2006. Equity financing undertaken by us would cause dilution to our existing shareholders.

In addition, as at December 31, 2005, we had 3,226,834 number of share purchase options at an average exercise price of $1.51, 15,875,143 warrants at an average exercise price of $1.51, and approximately 1,090,909 common shares further to a convertible debenture outstanding. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of December 31, 2005. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

          We have no proven or probable reserves and we may never discover sufficient mineral deposits to justify commercialization of any of our properties.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on any of our properties. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade on any of our properties to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

          We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

          Our exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling on our properties. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;

  availability of exploration permits;

  the quality of our management and our geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

          Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

          We may be adversely affected by fluctuations in molybdenum, copper, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of molybdenum, copper, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

          Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. In addition, a portion of our property is leased and may be subject to defects in title, particularly due to the large number of transfers.

          Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our properties have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

          Mineral resources are only estimates which may be unreliable.

Although the mineralized material figures included in this prospectus have been carefully prepared by independent engineers, these amounts are estimates only, and we cannot be certain that any specified level of recovery of molybdenum, copper, silver, gold or other mineral from mineralized material will in fact be realized or that any of our properties or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves, if any, and grades must be considered as estimates only.

          Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently complies with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on our business and financial condition.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

          We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

          We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

          We are dependent on our key personnel.

Our success depends on our key executives: Gil Clausen, President; Mike Clarke, VP Exploration; James Sturgess, VP Projects and Environment; Richard Warke, Chairman and Don Clark, CFO. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage its exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

          Our officers and directors may have potential conflicts of interest

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

          We provide indemnity and protection to our directors and officers

Section 7 of our By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment . . ..”

Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

          Our stock price is subject to volatility

During the year ended December 31, 2005, our share price ranged from $0.37 to $3.92 per share. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

          In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at December 31, 2005 the Company’s disclosure controls and procedures were effective in ensuring that material information regarding this annual report and other disclosure was made known to them on a timely basis.